UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Exelixis, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
30161Q104
(Cusip Number)
Hannah E. Dunn Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,252,820
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,252,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,252,820
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,676,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,676,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,676,482
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 761,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 761,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,786
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,786
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,247
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,247
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,608,927
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,608,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,608,927
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 260,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 260,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Healthcare Partners Master, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,495,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,495,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,495,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,914,192
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,914,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,914,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,247
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,247
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 945,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 945,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 13 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Farallon Healthcare Partners (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,495,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,495,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,495,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 14 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Joshua J. Dapice
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Hannah E. Dunn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Edric C. Saito
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Daniel S. Short
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 28 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 29 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 30 of 45 Pages

13D
CUSIP No. 30161Q104

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [X]**
** The reporting persons making this filing hold an aggregate of 25,860,000 Shares (as defined in Item 1), representing 7.9% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,860,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,860,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,860,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 31 of 45 Pages

Preliminary Note: This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on March 20, 2023, as amended and supplemented by Amendment No. 1 thereto filed on March 27, 2023, as amended and supplemented by Amendment No. 2 thereto filed on April 7, 2023 (the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment hereby amends and restates Item 3 of the Prior Schedule 13D in its entirety as follows:

“The approximate net investment cost for the Shares held by each of the Farallon Funds is set forth below:

Entity	Number of Shares Held	Approx. Net Investment Cost
FCP	2,252,820	$38,780,455
FCIP	2,676,482	$45,701,307
FCIP II	761,997	$13,253,052
FCIP III	370,786	$6,424,007
FCIP V	487,247	$8,386,735
FCOI II	4,608,927	$79,253,788
FCAMI	260,133	$4,527,180
F5MI	945,808	$16,407,083
FHPM	13,495,800	$243,776,033

		$456,509,639

The consideration for such acquisitions was obtained from working capital and/or from borrowings pursuant to margin accounts maintained by the Farallon Funds with one or more brokers in the ordinary course of business.  Such margin accounts from time to time may have debit balances secured by Shares. Since other securities may be held in such margin accounts, it may not be possible to determine the amount, if any, of margin borrowings used to acquire the Shares.”

Page 32 of 45 Pages

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“On May 31, 2023, the three Farallon Nominees (Tomas J. Heyman, David E. Johnson, and Robert Oliver, Jr.) were elected to the Board at the 2023 Annual Meeting.  As a result, each of the Nomination Agreements terminated at such time in accordance with its terms.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“
The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 325,636,738 Shares outstanding as of May 1, 2023, as reported by the Company in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

(c)
The dates, number of Shares involved and the price per Share (excluding commissions) for all transactions in the Shares by the Farallon Funds since the filing of Amendment No. 2 to this Schedule 13D are set forth on Schedules A-I hereto and are incorporated herein by reference.  All of such transactions were open-market transactions.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V.  The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI.  The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner.

(e)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.
(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI. Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner.

(e)	Not applicable.

Page 33 of 45 Pages

The FCIP V General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCIP V General Partner is incorporated herein by reference.
(c)	None.
(d)
The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V. Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FCIP V General Partner.

(e)	Not applicable.

The F5MI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the F5MI General Partner is incorporated herein by reference.
(c)	None.
(d)
The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI. Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the F5MI General Partner.

(e)	Not applicable.

The FHPM General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FHPM General Partner is incorporated herein by reference.
(c)	None.
(d)
The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM. Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FHPM General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI. The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V. The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI. The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM. Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner.

(e)	Not applicable.

Page 34 of 45 Pages

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner and the FHPM General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds other than F5MI. The FCIP V General Partner, as general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares owned by FCIP V. The F5MI General Partner, as general partner of F5MI, may be deemed to be a beneficial owner of all such Shares owned by F5MI. The FHPM General Partner, as general partner of FHPM, may be deemed to be a beneficial owner of all such Shares owned by FHPM. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner, the FHPM General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

As a result of the termination of the Nomination Agreement with Mr. David E. Johnson on May 31, 2023, the Reporting Persons are no longer deemed to be a “group” with Mr. Johnson and Caligan Partners LP (“Caligan”) for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.  For the avoidance of doubt, each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares beneficially owned by Mr. Johnson and/or Caligan.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:
“As described in Item 4 above, as result of the election of each of the Farallon Nominees to the Board on May 31, 2023, each of the Nomination Agreements terminated at such time in accordance with its terms.”

Page 35 of 45 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  June 2, 2023
/s/ Hannah E. Dunn
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Hannah E. Dunn, Managing Member

/s/ Hannah E. Dunn
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn
FARALLON HEALTHCARE PARTNERS (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON HEALTHCARE PARTNERS MASTER, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn

Hannah E. Dunn, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dapice, Dreyfuss, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly authorizing Dunn to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 31, 2023 by such Reporting Persons with respect to the Class A Ordinary Shares of ARYA Sciences Acquisition Corp IV, are hereby incorporated by reference.

Page 36 of 45 Pages

SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	15,500 (P)	$19.29
5/10/2023	44,400 (P)	$19.10
5/11/2023	17,600 (P)	$19.35
5/12/2023	18,200 (P)	$19.29
5/15/2023	17,600 (P)	$19.55
5/16/2023	23,300 (P)	$19.26
5/17/2023	17,300 (P)	$19.25
5/18/2023	21,100 (P)	$19.67
5/19/2023	19,800 (P)	$19.85
5/22/2023	33,500 (P)	$19.86
5/24/2023	22,100 (P)	$19.32
5/24/2023	5,400 (P)	$19.37
5/25/2023	5,300 (P)	$19.05
5/31/2023	3,400 (P)	$19.32
5/31/2023	9,400 (P)	$19.13
6/1/2023	19,300 (P)	$19.43

Page 37 of 45 Pages

SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	10,700 (P)	$19.29
5/10/2023	31,600 (P)	$19.10
5/11/2023	12,000 (P)	$19.35
5/12/2023	12,900 (P)	$19.29
5/15/2023	12,700 (P)	$19.55
5/16/2023	17,500 (P)	$19.26
5/17/2023	12,800 (P)	$19.25
5/18/2023	16,100 (P)	$19.67
5/19/2023	17,100 (P)	$19.85
5/22/2023	29,300 (P)	$19.86
5/24/2023	17,100 (P)	$19.32
5/24/2023	4,200 (P)	$19.37
5/25/2023	4,200 (P)	$19.05
5/31/2023	2,900 (P)	$19.32
5/31/2023	8,000 (P)	$19.13
6/1/2023	16,500 (P)	$19.43

Page 38 of 45 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	6,700 (P)	$19.29
5/10/2023	18,900 (P)	$19.10
5/11/2023	6,500 (P)	$19.35
5/12/2023	6,700 (P)	$19.29
5/15/2023	6,600 (P)	$19.55
5/16/2023	9,000 (P)	$19.26
5/17/2023	6,400 (P)	$19.25
5/18/2023	7,900 (P)	$19.67
5/19/2023	7,700 (P)	$19.85
5/22/2023	13,100 (P)	$19.86
5/24/2023	7,900 (P)	$19.32
5/24/2023	1,900 (P)	$19.37
5/25/2023	1,900 (P)	$19.05
5/31/2023	1,200 (P)	$19.32
5/31/2023	3,400 (P)	$19.13
6/1/2023	7,000 (P)	$19.43

Page 39 of 45 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	2,000 (P)	$19.29
5/10/2023	5,500 (P)	$19.10
5/11/2023	2,100 (P)	$19.35
5/12/2023	2,200 (P)	$19.29
5/15/2023	2,200 (P)	$19.55
5/16/2023	2,900 (P)	$19.26
5/17/2023	2,200 (P)	$19.25
5/18/2023	2,700 (P)	$19.67
5/19/2023	2,800 (P)	$19.85
5/22/2023	4,900 (P)	$19.86
5/24/2023	2,900 (P)	$19.32
5/24/2023	700 (P)	$19.37
5/25/2023	700 (P)	$19.05
5/31/2023	500 (P)	$19.32
5/31/2023	1,200 (P)	$19.13
6/1/2023	2,700 (P)	$19.43

Page 40 of 45 Pages

SCHEDULE E

FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	2,200 (P)	$19.29
5/10/2023	6,100 (P)	$19.10
5/11/2023	2,400 (P)	$19.35
5/12/2023	2,600 (P)	$19.29
5/15/2023	2,500 (P)	$19.55
5/16/2023	3,400 (P)	$19.26
5/17/2023	2,600 (P)	$19.25
5/18/2023	3,200 (P)	$19.67
5/19/2023	3,500 (P)	$19.85
5/22/2023	5,900 (P)	$19.86
5/24/2023	3,400 (P)	$19.32
5/24/2023	800 (P)	$19.37
5/25/2023	800 (P)	$19.05
5/31/2023	600 (P)	$19.32
5/31/2023	1,600 (P)	$19.13
6/1/2023	3,300 (P)	$19.43

Page 41 of 45 Pages

SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	28,600 (P)	$19.29
5/10/2023	82,632 (P)	$19.10
5/11/2023	32,768 (P)	$19.35
5/12/2023	33,805 (P)	$19.29
5/15/2023	33,100 (P)	$19.55
5/16/2023	44,059 (P)	$19.26
5/17/2023	32,736 (P)	$19.25
5/18/2023	40,000 (P)	$19.67
5/19/2023	36,600 (P)	$19.85
5/22/2023	62,200 (P)	$19.86
5/24/2023	41,400 (P)	$19.32
5/24/2023	10,100 (P)	$19.37
5/25/2023	10,100 (P)	$19.05
5/31/2023	6,530 (P)	$19.32
5/31/2023	17,800 (P)	$19.13
6/1/2023	36,970 (P)	$19.43

Page 42 of 45 Pages

SCHEDULE G

FARALLON CAPITAL (AM) INVESTORS, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	2,200 (P)	$19.29
5/10/2023	6,500 (P)	$19.10
5/11/2023	2,500 (P)	$19.35
5/12/2023	2,600 (P)	$19.29
5/15/2023	2,500 (P)	$19.55
5/16/2023	3,300 (P)	$19.26
5/17/2023	2,500 (P)	$19.25
5/18/2023	3,000 (P)	$19.67
5/19/2023	2,800 (P)	$19.85
5/22/2023	4,700 (P)	$19.86
5/24/2023	3,000 (P)	$19.32
5/24/2023	700 (P)	$19.37
5/25/2023	700 (P)	$19.05
5/31/2023	500 (P)	$19.32
5/31/2023	1,200 (P)	$19.13
6/1/2023	2,600 (P)	$19.43

Page 43 of 45 Pages

SCHEDULE H

FARALLON CAPITAL F5 MASTER, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	5,300 (P)	$19.29
5/10/2023	15,200 (P)	$19.10
5/11/2023	6,100 (P)	$19.35
5/12/2023	6,300 (P)	$19.29
5/15/2023	6,100 (P)	$19.55
5/16/2023	8,300 (P)	$19.26
5/17/2023	6,100 (P)	$19.25
5/18/2023	7,600 (P)	$19.67
5/19/2023	6,400 (P)	$19.85
5/22/2023	11,100 (P)	$19.86
5/24/2023	7,200 (P)	$19.32
5/24/2023	1,700 (P)	$19.37
5/25/2023	1,800 (P)	$19.05
5/31/2023	1,200 (P)	$19.32
5/31/2023	3,200 (P)	$19.13
6/1/2023	7,000 (P)	$19.43

Page 44 of 45 Pages

SCHEDULE I

FARALLON HEALTHCARE PARTNERS MASTER, L.P.

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Person since the filing of Amendment No. 2 to this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE ($)
5/9/2023	52,200 (P)	$19.30
5/10/2023	150,372 (P)	$19.11
5/11/2023	58,428 (P)	$19.34
5/12/2023	60,865 (P)	$19.23
5/15/2023	59,400 (P)	$19.55
5/16/2023	79,810 (P)	$19.26
5/17/2023	58,925 (P)	$19.25
5/18/2023	72,500 (P)	$19.68
5/19/2023	69,100 (P)	$19.85
5/22/2023	117,400 (P)	$19.86
5/24/2023	70,000 (P)	$19.32
5/24/2023	17,000 (P)	$19.37
5/25/2023	17,000 (P)	$19.05
5/31/2023	11,175 (P)	$19.32
5/31/2023	20,000 (P)	$19.13
5/31/2023	10,500 (P)	$19.09
6/1/2023	63,325 (P)	$19.43

Page 45 of 45 Pages